The Royce Funds

One Madison Avenue
New York, NY 10010
(212) 508-4500
(800) 221-4268

September 22, 2025

Securities and Exchange Commission
100 F. Street, N.E.

Washington, D.C. 20549
Attention: David Manion

Re:	Shareholder Reports on Form N-CSR of
The Royce Fund (File No. 811-03599) (“TRF”) and Royce Capital Fund (811-07537) (“RCF”)

Dear Mr. Manion:

This letter responds to telephonic comments received from you on September 10, 2025 regarding the Shareholder Reports on Form N-CSR of TRF and RCF (each, a “Trust” and together, the “Trusts”) for the fiscal year ended December 31, 2024 that were filed with the Securities and Exchange Commission (the “Commission”) on February 28, 2025 (each, a “Shareholder Report” and together, the “Shareholder Reports”). Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Shareholder Reports. Set forth below are the Commission staff’s comments in italics relating to the Shareholder Reports, along with the Trusts’ responses to those comments.

  Comment: Certain disclosures regarding reportable segments for financial statement purposes are set forth under the heading “Segment Reporting” in the Notes to the Financial Statement of each Trust in accordance with the requirements of Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280) - Improvements to Segment Reporting Disclosures (the “Update”). The Staff notes that such disclosures identify Royce, in its capacity as investment manager, as the Chief Operating Decision Maker (“CODM”) for each Fund for purposes of the Update. The Staff requests that each Trust identify the title of the natural person or group as the CODM for each Fund for purposes of the Update.

Response: In response to the Staff’s request, each Trust hereby undertakes to revise the disclosure in the second paragraph under the heading “Segment Reporting” in the Notes to the Financial Statement as follows:

“Each Fund operates as a single operating segment, which is a segregated investment portfolio. Royce~~, in its capacity~~ serves as investment manager for each Fund.~~,~~ The Management Committee of Royce functions as the Chief Operating Decision Maker (“CODM”) for each Fund for purposes of the Update, evaluating its results and performance based upon its specific investment strategy and other relevant facts and circumstances. The CODM uses these measures to assess Fund performance and allocate resources effectively, subject to compliance with applicable legal and regulatory requirements and oversight from its Board of Trustees. Internal reporting provided to the CODM aligns with the accounting policies and measurement principles used in the financial statements.” (Additions/~~Deletions~~)

  Comment: Section F of the General Instructions for Form N-CSR provides that a report on Form N-CSR filed with the Commission on behalf of a registrant must be signed by its principal executive and principal financial officers. In addition, under Item 19(a)(3) of Form N-CSR, registrants must file certifications from their principal executive and principal financial officers as exhibits to their reports on Form N-CSR. The Staff notes that each Trust’s report on Form N-CSR and such accompanying certifications were signed by Christopher D. Clark in his capacity as President (not as principal executive officer) and by Peter K. Hoglund in his capacity as Chief Financial Officer (not as principal financial officer). The Staff requests that the Trusts: (i) confirm supplementally to the Commission in writing that Mr. Clark functions as the principal executive officer for each Trust; (ii) confirm supplementally to the Commission in writing that Mr. Hoglund functions as the principal financial officer for each Trust; and (iii) ensure that all future reports on Form N-CSR and all certifications required by Item 19(a)(3) of Form N-CSR filed with the Commission by the Trusts expressly indicate that they are signed on behalf of the Trusts by their respective principal executive and principal financial officers.

Response: In response to the Staff’s requests, each Trust hereby: (i) confirms that Christopher D. Clark is President of each Trust and functions as its principal executive officer; (ii) confirms that Peter K. Hoglund is Treasurer of each Trust and functions as its principal financial officer; (iii) undertakes to update the required signature blocks in all future Form N-CSR filings to indicate that Mr. Clark is signing such report as its “Principal Executive Officer” and that Mr. Hoglund is signing such report as its “Principal Financial Officer”; and (iv) undertakes to update the certifications required by Item 19(a)(3) of Form N-CSR in all future Form N-CSR filings to indicate that Mr. Clark is signing such certification as its “Principal Executive Officer” and that Mr. Hoglund is signing such certification as its “Principal Financial Officer”.

  Comment: The Staff notes Royce Global Financial Services Fund (“RFS”) was liquidated effective on September 9, 2024. The Staff requests RFS be deactivated for EDGAR purposes.

Response: TRF hereby confirms that RFS was deactivated for EDGAR purposes on September 4, 2025 after completion of its Form N-PX filing on August 27, 2025.

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Each Trust acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its Shareholder Report; (ii) Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to its Shareholder Report; and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We believe that the Trusts’ responses herein are appropriately responsive to the Commission staff’s comments. If you have any questions or comments with respect to this letter or the Shareholder Reports, please contact the undersigned at (212) 508-4578.

Very truly yours,

/s/ John E. Denneen
John E. Denneen Secretary

Encs.